                                  UNDERTAKING

                T. ROWE PRICE DEVELOPING TECHNOLOGIES FUND, INC.
                             33 ACT NO.: 333-40558


     The initial capital contribution made by T. Rowe Price Associates, Inc. in the form of the purchase of the fund's shares was made for investment purposes and not with the intention of redeeming or reselling.